Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

PROGEN BOARD RESTRUCTURE PROVIDES STRENGTH AND EXPERIENCE

Brisbane, Australia 1 July 2009: Progen Pharmaceuticals Limited (ASX: PGL; NASDAQ: PGLA) today announced a board restructure, including the appointment of a new Chairman, to strengthen the company and drive the development of its anti-cancer products.

The restructure includes the appointment of four new independent board members with extensive experience across the global biotechnology, pharmaceutical and healthcare industries - Mr Stuart James as Chairman and Dr Julie Cherrington, Dr John Chiplin and Dr Gordon Schooley as Non- Executive Directors.

Current Chairman Mr Stephen Chang, Managing Director Mr Justus Homburg and Independent Director Dr Wolf Hanisch have resigned from the Board. Mr Homburg will continue in his role as Chief Executive Officer at the request of the new Board.

This board restructure ensures compliance with independent director requirements for continued listing on the Nasdaq Stock Market. As released to the market on the 22nd of April 2009, the Company received notice from Nasdaq that the board structure in place following the outcome of the 27th of March 2009 Requisitioned General Meeting failed to meet Nasdaq listing requirements.

This board restructure also results in the first three resolutions of the Requisitioned General Meeting of Progen shareholders scheduled for the 17th of July 2009 being moot and therefore those resolutions will not be put to shareholders. The last three resolutions to be considered by Progen shareholders will still be voted upon at the 17th of July meeting.

The changes are effective immediately.

Progen Chief Executive Officer Mr Justus Homburg said the appointment of four highly experienced, independent directors would strengthen the company and drive the development of its three anti-cancer technology platforms.

“The signing of the global licensing agreement for our lead product, muparfostat (formerly PI-88), earlier this week as well as the release in April of positive pre-clinical research data on our epigenetics and cell proliferation technologies demonstrates the significant opportunities presented by our strong product portfolio.

“As part of the plan that we submitted to Nasdaq to address the listing requirement deficiency, we appointed Spencer Stuart, a global executive search firm with a specialization in board appointments, to identify the most appropriate candidates to lead Progen during the next important stage in the company’s future. This process led to the appointment of Mr James, Dr Cherrington, Dr Chiplin and Dr Schooley.

“These are four highly experienced, well respected professionals with demonstrated corporate governance skills and commercial acumen across the biotechnology, pharmaceutical and healthcare industries.

“Their appointments reaffirm the company’s commitment to securing the future of Progen and delivering the best outcomes for shareholders,” Mr Homburg said.

“On behalf of the Progen team, I would like to thank Stephen Chang and Dr Wolf Hanisch for their invaluable contribution to the company and for their commitment to creating a strong and sustainable foundation for a rewarding future for the Company and its shareholders.

“We look forward to working with the new Board to further advance our product pipeline and maximise value for our shareholders,” Mr Homburg said.

ENDS

About Progen

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms of angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the United States of America. www.progen-pharma.com

For more information:	T Justus Homburg	Paul Dixon
	Chief Executive Officer	Company Secretary
	+61 7 3842 3333	+61 7 3842 3333

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.